Exhibit 99.1

ReTo Eco-Solutions, Inc. Enters into an Equity Acquisition Agreement to
Acquire Solution and Product Provider of Internet of Things

BEIJING, January 4, 2022 – ReTo Eco-Solutions, Inc. (NASDAQ: RETO) (“ReTo” or the “Company”), a provider of technology solutions for the improvement of ecological environments, today announced that, its subsidiary, ReTo Technology Development Co., Ltd., entered into an Equity Acquisition Agreement (the “Agreement”) with Hainan REIT Mingde Investment Holding Co., Ltd. (“REIT Mingde”) and its two individual shareholders (collectively, the “Sellers”), among others, on December 27, 2021, to acquire 100% of the equity interest in REIT Mingde, which owns 61.55% of the equity interest of Yile IoT Technology Co., Ltd. (“Yile IoT”).

Yile IoT is a national high-tech enterprise in China that focuses on the research, development and application of Internet of Things (IoT) technologies. Yile IoT and its subsidiaries have developed advanced cloud based IoT solutions and products that primarily service automobile rental, ride sharing, and logistics sectors in China. Pursuant to the Agreement, ReTo will acquire 100% of the equity interest in REIT Mingde for a total consideration of RMB 10 million in cash or cash equivalents which will be paid to the Sellers within 30 days upon signing of the Agreement. The closing of the transaction is subject to satisfactory due diligence, board approval, completion of shareholder change registration with relevant State Administration of Market Regulation and other customary closing conditions. On December 28, 2021, the registration of ReTo Technology Development Co., Ltd. as the shareholder of REIT Mingde was completed.

Mr. Hengfang Li, Chairman and Chief Executive Officer of ReTo, commented: “We are excited about the acquisition of REIT Mingde as we believe this transaction will enable us to integrate Yile IoT’s technologies into ReTo and accelerate the upgrade and growth of ReTo’s business. With the support of IoT technologies, ReTo strives to become a technology driven provider of services for ecological and environmental protection industries, and increase value for our shareholders.”

About Hainan Yile IoT Technology Co., Ltd.

Founded in August 2014 in Haikou, the capital city of Hainan Province, China, Yile IoT is a high-tech enterprise focusing on the research, development and application of IoT technologies. Yile IoT provides secure and credible scenario-based solutions and products for clients primarily in the automobile rental, ride sharing and logistic sectors. Yile IoT is also committed to applying its patented Internet of Things technologies to the traditional manufacturing and service industries with the goal to improve ecology and human life. In recent years, Yile IoT has been recognized as a Representative Haikou Internet Enterprise and one of China’s Top 100 Innovators and Entrepreneurs in 2017. It also won a third prize in the Seventh China Innovation and Entrepreneurship Competition (Hainan Division). For more information on Yile IoT, visit: http://www.icarplus.net/#/index.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company offers a full range of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment, and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design, and installation for the improvement of ecological environments, such as ecological soil restoration through solid waste treatment. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, forward looking statements include the acquisition of REIT Mingde, the integration of REIT Mingde’s operations with existing operations, the ability to realize the anticipated benefits from the acquisition of REIT Mingde, the Company’s plans, objects, goals, and strategies and assumptions underlying such statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the risk that the acquisition of REIT Mingde may not close or close timely; the risk that the Company may not realize the anticipated benefits of the acquisition; the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology and economic conditions; the growth of the construction industry and the IoT industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc